GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

__________

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

October 14, 2009

Direct Dial	Client Matter No.
(202) 955-8671	C 42376-00883

Fax No.
(202) 530-9569

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attn: Melissa Campbell Duru

Re:	Intel Corporation
Schedule TO-I
Filed September 22, 2009
File No. 005-19567

Ladies and Gentlemen:

On behalf of our client Intel Corporation (the “Company” or “Intel”), we are responding to the letter of the Office of Mergers & Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated October 8, 2009, relating to the Tender Offer on Schedule TO filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 22, 2009, as subsequently amended (the “Schedule TO”). The comment addresses a point raised in our response, dated October 6, 2009 (the “Initial Response Letter”) to comments issued by the Staff in a letter dated September 28, 2009. We have set forth the Staff’s comment, indicated in bold, followed by the Company’s response. Our response references the Offer to Exchange filed as Exhibit (a)(1)(i) to Amendment No. 1 to the Schedule TO, filed with the Commission on September 28, 2009. Any terms not defined in this letter have the meanings as set forth in the Offer to Exchange.

GIBSON, DUNN & CRUTCHER LLP

October 14, 2009

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

General

1.

We disagree with the response provided in reply to prior comment 1. Given that the offer to exchange characterized the original exchange ratios as “preliminary,” Intel’s offer does not currently contain fixed pricing terms and did not disclose fixed pricing terms at commencement. Rather, non-fixed “preliminary” exchange ratios disclosed at commencement of the offer may become the final exchange ratios or may be replaced by entirely new exchange ratios that become the final exchange ratios. You disclose that final exchange ratios will be announced following application of a Black Scholes valuation model approximately midway through the offer. In light of these facts, Rule 13e-4(f)(1)(ii) applies to the offer to exchange once the final exchange ratios are announced. Please supplementally provide a brief legal analysis that includes any prior Commission guidance and any no action letter positions that you believe support the position presented in Intel’s response to prior comment 1. Specifically, please explain how converting the offer’s preliminary pricing mechanism into a final exchange ratio or revising the ratio would not result in a material change that requires a minimum number of days to remain in the offer as specified by Rule 13e-4(f)(1)(ii). Refer to Interpretative Release No. 34-24296 (April 3, 1987)(explaining that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum period of ten business days may be required to allow adequate dissemination and investor response).

We acknowledge the Staff’s comment as to the effect of the announcement of the final exchange ratios and respectfully believe that the Offer complies with the requirements of Rule 13e-4(f)(1)(ii). In this respect, we confirm that the Offer to Exchange states that the final exchange ratios will be announced in advance ten business days from the scheduled expiration of the Offer.1 Please see, for example, Question 12 in Part I of the Offer to Exchange and Part III Item 7, “Extension of Offer; Termination; Amendment,” of the Offer to Exchange.

_____________________________________

1Although the Offer is scheduled to expire at 11:00 p.m., Eastern Time, on the tenth business day, we believe that the other factors addressed in our Initial Response Letter compensate for this timing to ensure that the objectives of Rule 13e-4(f)(1)(ii) are satisfied in connection with the announcement of the final exchange ratios.

GIBSON, DUNN & CRUTCHER LLP

October 14, 2009

In addition, we believe that the Offer is structured in a manner that is consistent with other exchange offers with formula-based pricing or exchange ratio mechanisms that are designed to better enable companies to deliver consideration with a stated value to offerees. See Lazard Freres & Co., SEC No-Action Letter (avail. Aug 11, 1995); Halliburton Company, SEC No-Action Letter (avail. Mar. 23, 2007) (involving an exchange offer subject to Rule 13e-4(f)(1)(ii)). We note in particular that:

•	Intel has disclosed that the exchange ratios are designed to provide for what approximates a “value-for-value” exchange, as determined at the time that it sets the exchange ratios;
•

Intel has disclosed that it is applying the Black-Scholes option pricing model for determining the exchange ratios, that the formula will remain fixed throughout the duration of the Offer and that Intel is applying assumptions consistent with those used in calculating Intel’s equity compensation accounting expense for options granted to employees;

•

The exchange offer will extend for a sufficient time after the final exchange ratios are announced to enable Eligible Employees to evaluate the number of New Options that will be granted in exchange for Eligible Options;

•

Intel will publish the final exchange ratios on websites maintained for the Offer and has provided toll-free telephone numbers that Eligible Employees can use to obtain information regarding the final exchange ratios;

•	Intel will file an amendment to its Schedule TO setting forth the final exchange ratios; and
•

Intel has made available means for Eligible Employees to withdraw or change their elections and has disclosed the procedures for withdrawing or changing elections to exchange Eligible Options, including internet-based and telephone-based means that will be available until the time the Offer expires.

As discussed in the Offer to Exchange and in our prior response letter, Intel’s mechanism for setting and announcing the final exchange ratios offers significant advantages to Eligible Employees in that it:

•	provides for the final exchange ratios to be announced ten business days from the expiration of the Offer;
•

reduces the potential for disparities between the value determined under the exchange ratios and the relative value of Eligible Options and New Options on the date that the Offer expires, as compared to exchange offers where the exchange ratios are set upon commencement of the offer;

•	is simple to understand, since it focuses on the relative value relationship between Eligible Options and New Options using a widely accepted option valuation method;
•	relies on more current information about the value of the securities in question than in exchange offers that do not use a formula pricing technique;
•	incorporates communication methods to allow Eligible Employees to access relevant and up-to-date exchange ratio-related information; and

GIBSON, DUNN & CRUTCHER LLP

October 14, 2009

•	incorporates technologies procedures to permit Eligible Employees to make last-minute tenders and withdrawals.

We note that the Staff has reviewed a number of compensatory stock option exchange offers with formula pricing mechanisms that have allowed less opportunity for eligible employees to assess the final exchange terms than is provided under Intel’s Offer. See, e.g., Domino’s Pizza, Inc., Schedule TO-I filed March 24, 2009, File Number 005-80414, Company Correspondence dated April 10, 2009; Mindspeed Technologies, Inc., Schedule TO-I filed April 10, 2009, File No. 005-79645, Company Correspondence dated April 30, 2009. While Intel’s Offer differs in some respects from other stock option exchange offers reviewed by the Staff with formula pricing mechanisms, we believe that the factors discussed above are consistent with, or weigh more favorably than, those presented by the issues in the above cited no-action letters and comment letters, and satisfy the objectives of Rule 13e-4(f)(1)(ii).

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company further acknowledges that (i) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (202) 955-8671 or to contact Cary I. Klafter at (408) 765-8080.

Sincerely,

/s/ Ronald O. Mueller

Ronald O. Mueller

cc:	Cary I. Klafter
Fernando Delmendo

ROM/rom